Exhibit 99.1

Ozon Informs about Receipt of Delisting Notice from Nasdaq

March 15, 2023 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, hereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, announces that on March 15, 2023, it received a notice (the “Notice”) from The Nasdaq Stock Market LLC (the “Exchange”) that the Listing Qualifications Staff has determined to delist the Company’s American Depositary Shares, each representing one ordinary share of the Company (“ADSs”), from the Exchange.

We believe that we have been and remain in full compliance with all applicable reporting obligations and qualitative and quantitative listing criteria of the Exchange and met all additional requests for disclosure by the Exchange since the suspension of trading on February 28, 2022.

According to the Notice, the Staff Delisting Determination has been issued in reliance on Nasdaq’s discretionary authority under Rule 5100 in light of the geopolitical circumstances affecting Russia and their potential impact on the Company.

Under the Exchange’s rules, the Company may appeal the Exchange’s determination to a Hearings Panel, pursuant to the procedures set forth in the Exchange’s Listing Rule 5800 Series, by requesting a hearing within seven calendar days of the date of the Notice. The Company is considering an appeal, which stays the delisting action pending the issuance of a written decision of the Hearings Panel. Under the Exchange’s rules, the hearing is required, to the extent practicable, to be held within 45 days of the request for a hearing.

As previously disclosed in the Company’s press release dated March 4, 2022, trading of Ozon’s ADSs on the Exchange was suspended by the Exchange on February 28, 2022, and remains suspended. The trading suspension is not affected by the receipt of the Notice or the appeal to the Hearing Panel.

The notice of delisting does not impact our business operations. We continue to actively grow and develop our core and adjacent verticals as well as new products, and to serve our sellers, buyers and various partners on our platform. We also note that Ozon is not subject to any sanctions imposed by U.S. or EU authorities.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech.

For more information, please visit https://corp.ozon.com/.

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.